

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2006

**<u>Via US Mail and Facsimile</u>**

Mr. L. Frederick Sutherland
Aramark Corporation
Aramark Tower
1101 Market Street
Philadelphia, PA 19107

**Re:    Aramark Corporation**
     **Form 10-K for the year ended September 30, 2006**
     **Commission File Number:  001-16807**

Dear Mr. Sutherland:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents.  Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings unless an amendment has been requested, in which case all requested changes should be made in such amendment as well as in future filings.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

\* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \*

<u>Management's Discussion and Analysis</u>

<u>Results of Continuing Operations</u>

<u>Fiscal 2005 Compared to Fiscal 2004</u>

1.  Supplementally explain to us and revise your disclosure to include the facts and circumstances surrounding the $10.0 million severance charge associated with the resignation of your CEO announced in September 2004.

Financial Condition and Liquidity

Contractual Obligations as of September 30, 2005, page 41

2.  We note you have included only the principal portion of your long term debt as of September 30, 2005.  As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table.  Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates.  If you elect to include them, you may determine the appropriate methodology to estimate the interest payments.  Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate.  If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Note 1 – Summary of Significant Accounting Policies

Other Assets, page S-11

3.  Supplementally provide us with a table detailing the composition of other assets.  For balances representing 50% or less owned entities, you should include the entity name, investment amount, and investment percentage.  In addition, please quantify your share of each entity's income or loss and indicate the line item of the income statement in which that income or loss is classified.  If these amounts have been included in operating income rather than in the location specified by Rule 5-03 (b) (13) of Regulation S-X, please explain why you consider this classification to be appropriate.  We may have further comment on your response.

Note 4 – Goodwill and Other Intangible Assets

Other Intangible Assets, page S-16

4.  We note that you have intangible assets comprised of customer relationships and other, and that these assets have useful lives ranging from 3-20 years. Supplementally provide us with a brief summary of the composition of the customer relationship intangible assets, the assigned useful life, gross and net balance sheet

amounts, and support for the useful life assigned.  We may have further comment on your response.

Note 6 – Pension and Profit Sharing Plans, page S-21

5.  With regard to your defined benefit pension plans we see that you do not present disclosures regarding the composition of the net periodic benefit cost recognized, benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter, your best estimate of contributions expected to be paid to the plan during the next fiscal year, the basis used to determine the overall expected long-term rate-of-return-on-assets assumption and certain other related disclosures required under SFAS 132(R).  Please provide us with these disclosures supplementally in support of your determination that these amounts are not material.

Note 7 – Income Taxes, page S-22

6.  In your critical accounting policies disclosures you refer to the use of a valuation allowance to be recorded against a deferred tax asset.  However, you state on page S-24 that certain subsidiaries have accumulated net operating loss carryforwards for which no tax benefit has been recorded based upon the uncertainty of realization.  You provide similar disclosures in connection with certain tax credit carryforwards.  Supplementally explain whether and how these amounts have been reflected in the tables of deferred tax liabilities and assets that follow.  If they have not been included in the tables and offset by a valuation allowance, please explain your basis in GAAP for your accounting treatment.

Note 10 – Commitments and Contingencies, page S-28

7.  We note from your disclosure on page S-28 that you have recorded the $105 million of compensatory and punitive damages associated with the intoxicated driver lawsuit as well as the amount of the expected recovery should such liability be upheld.  Supplementally explain to us why your basis in GAAP for recording the expected recovery.  Your response should specifically address why you feel this contingent gain is probable under paragraph 17 of SFAS 5, and should include the amount recorded.  We may have further comment on your response.

\* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \* \*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter.  Please understand that we may have additional comments after reviewing your response.  You may contact Amy Geddes at 202-551-3304 or Margery Reigh at 202-551-3347 if you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,


David R. Humphrey
Branch Chief